Filed by Digene Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Digene Corporation

Commission File No.: 333-83582

ADDITIONAL INFORMATION:

STATEMENTS MADE DURING THE FOLLOWING CONFERENCE CALL CONCERNING CYTYC’S PROPOSED ACQUISITION OF DIGENE CORPORATION ARE FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, (978) 263-8000, or Digene by directing a request for Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, (301) 944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at (800) 732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

DIGENE CORPORATION

Morgen Walke Associates, Inc.

5/14/2002, 10:30 A.M. EST

Moderator: Lanie Fladell

Operator:	Good morning ladies and gentlemen. Welcome to the Digene Corporation Fiscal Third Quarter conference call. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touch-tone phone. As a reminder, ladies and gentlemen, this conference is taking place on May 14, 2002 and is being recorded.

I would now like to introduce your host for today’s conference, Ms. Lanie Fladell, of Morgen Walke. Please go ahead.

L. Fladell:	Thank you very much, operator. Good morning everyone. Digene’s financial results for the Third Quarter of Fiscal Year 2002 ended March 31, 2002 are now available. With us today from the management team to talk about the results are Evan Jones, the Chairman and Chief Executive Officer, and Charles Fleischman, President, Chief Operating Officer and Chief Financial Officer.

Certain statements that we will make in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Digene believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include: uncertainty of market acceptance of our products by the worldwide medical and research communities; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and our products under development; risks associated with failing to obtain regulatory approvals necessary to effect the proposed acquisition of Digene by Cytyc, and market and other risks associated with delays in obtaining such regulatory approvals; our limited sales and marketing experience; risks inherent in international transactions; the reliance on third parties for additional sales and marketing activities; our ability to complete integration of our manufacturing operations and our ability to scale up manufacturing as product sales increase; and dependence on Roche Diagnostics as our principal European distributor. For additional factors which could cause actual results to differ from expectations, reference is made to the reports filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Digene does not undertake any obligation to update any of the forward-looking statements or forward-looking information.

After management has concluded its formal remarks this morning, we’ll open the lines up for questions and answers for those of you in interactive mode. Evan, would you like to begin?

E. Jones:	Thank you, Lanie. Good morning and welcome to the Digene conference call. This morning we will review the results for the Third Quarter of our 2002 fiscal year and discuss a number of recent developments at the Company. First, Chuck Fleischman will review finance, regulatory and operations activities; and then, I will review our marketing and product activities by major geographic region. We will finish with our standard question and answer session.

In an effort to continue to disseminate information about the company, this conference call is simultaneously being broadcast over the internet.

Chuck, would you like to begin?

C. Fleischman:	Thank you. Good morning everyone. Operationally, Digene had a strong fiscal third quarter. I will start by reviewing the numbers for the Quarter, and the first nine months of the fiscal year, ended March 31, 2002, and then discuss the projects we have underway in operations and regulatory affairs. Finally, I will discuss our financial outlook for the fiscal year ending June 30, 2002.

PAUSE

To begin, the quarter ended March 31 was another strong period for Digene. Total revenues increased 58% to $14.2 million — up from $9.0 million in the prior year period, marking our 16th consecutive quarter producing revenue growth in excess of 25% compared to the prior year’s quarter. During the quarter, we continued to experience strong growth for our Hybrid Capture 2 HPV Test, particularly in the U.S.

Net loss, excluding a one-time charge of $2.5 million related to the buyback of Chlamydia/Gonorrhea test rights from Abbott Laboratories, narrowed to $0.8 million, or $0.05 per share, compared to a net loss of $1.6 million, or $0.10 per share in last year’s third quarter. Including this charge, the net loss in the fiscal 2002 third quarter was $3.3 million, or $0.19 per share.

Cash, cash equivalents and short-term investments at March 31 were $45 million, up from $36 million at December 31.

In the U.S. our overall business increased by 63% to $8.8 million, driven by growth in HPV kit sales of 107% to $7.2 million. This growth is attributable to increased physician and payer awareness of the accuracy and cost effectiveness of Digene’s HPV Test. Over the quarter we reached a new laboratory customer milestone with over 200 labs in the U.S. providing testing with the Digene HPV test. In addition and subsequent to the quarter, three large regional health plans instituted coverage for HPV testing. This adds to the over 150 health plans nationwide that now reimburse for HPV testing.

Looking forward, we continue to be optimistic about the prospects for our U.S. HPV business. Our enthusiasm has accelerated as a result of the peer-reviewed publications and medical society guidelines we have seen recently.

Internationally, our European business increased 40% to $3.9 million during the quarter. However, this number includes $2.3 million of minimum sales commitments from Roche in addition to HPV kit sales. Under the Roche distribution agreement, Roche has no further minimum purchase obligations after June 30, 2002.

In the Asia Pacific region, revenue increased 17%, led by HPV sales. In South America, we experienced revenue growth of 163%, based on new business in Brazil that Evan will discuss later in the call. The combined revenue for these two regions was approximately $1.5 million in the quarter.

PAUSE

In summary, the results for the quarter were very strong – we are particularly pleased with the 84% growth worldwide in HPV kit sales and 133% growth in overall HPV sales, relative to the prior year period. We increased our penetration in the U.S. ASCUS market to approximately 38%, up from the 31% we reported for the second quarter of fiscal 2002. Continued penetration here should permit us to achieve our business plans over the medium term.

With regard to our Gross Margin, the 74% we reported for the fiscal third quarter was in line with our guidance of gross margins around 70%. This reflects a product mix for higher margin kit sales as well as strong geographic performance in the United States where we distribute our product directly to our laboratory customers, and the impact of the recognition of guaranteed payments from Roche, for which no cost of sales was recognized. Consistent with previous guidance, we still expect gross margins to be approximately 70%.

PAUSE

Next, I would like to comment on our nine-month results. For the nine-month period, revenue increased 51% compared to the first nine months of the prior fiscal year to almost $36 million. HPV revenues increased 123% for the nine-month period to $27 million, and HPV kit sales increased 98% to $24 million.

Operating expenses were up 41% for the nine-month period to approximately $30 million, reflecting our commitment to invest in the business to achieve strategic milestones. R&D was $6.7 million for the nine-month period. Sales & Marketing expenditures before royalty expenses were $12.9 million for the nine months. G&A was $8.3 million for the nine-month period ending March 31, 2002.

Our investments are paying dividends, as highlighted by the growth in our HPV sales.

Excluding the one-time charge for the Abbott Buyback, the net loss for the nine-month period was $2.4 million, or $0.14 per share, compared to $5.1 million, or $0.31 per share, in the same period last year. Including the one-time charge, the net loss for the first nine months of fiscal 2002 was $4.9 million, or $0.29 per share.

PAUSE

On February 19, 2002, Digene and Cytyc Corporation announced that they had signed a definitive agreement pursuant to which Cytyc would acquire all the outstanding shares of Digene common stock in a stock and cash exchange offer transaction. The exchange offer is scheduled to expire at 12:00 Midnight, New York City time on Thursday May 23, 2002, unless extended by Cytyc.

Digene and Cytyc have been informed by the Premerger Notification Office of the Federal Trade Commission that the running of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with Cytyc’s proposed acquisition of Digene, did not commence until information completing the premerger notification and report form was provided to the FTC on April 26, 2002. As a result, the applicable waiting period under the HSR Act will expire at midnight on May 28, 2002, unless extended by the issuance of a request for additional information or terminated early by the grant of early termination.

The staff of the FTC has advised Digene and Cytyc that they can expect to receive a request for additional information no later than May 28, 2002. Because Digene and Cytyc were already engaged in providing requested information to the FTC, it is anticipated that the companies will be able to respond to such request promptly. Digene management is available to answer only limited questions related to the HSR activities, as we have disclosed the HSR status in recent press releases.

OK, what does today’s HSR press release mean for you and the investing public? In simple terms, due to the technicalities of regulatory review and government oversight, the FTC re-started the 30 day clock on April 26, a clock that had originally started in February. That means that the FTC is expected to issue a new 2nd request for information before the end of the new 30 day period on May 28.

Digene and Cytyc have been working to address the information request of the FTC that we have previously received. Therefore, we do not believe there will be a significant delay in responding to the new 2nd request for information. We believe we will be in substantial compliance with the new request for information in time to get FTC review in advance of any transaction deadlines. Digene will continue our practice of updating the investing public to developments as we can, and, of course, we invite you to call Cytyc, as they are the acquiror.

PAUSE

Returning to the accomplishments of Digene during our 3rd fiscal quarter ended March 31, during the quarter we made significant progress with the achievement of several regulatory milestones, both internationally and domestically.

We received clearance to market the HC2 HPV Test in Japan from the Japanese Ministry of Health Labor and Welfare. We commend the ministry on its decision, and look forward to offering the benefits of HPV testing to the women of Japan.

On March 8, 2002 an FDA Advisory Panel recommended that the FDA approve, with conditions, Digene’s Pre-Market Approval Supplement for the DNA Pap™. FDA approval would enable us to market our HPV test as a primary screening test, in conjunction with the Pap test, for women age 30 and over. The FDA has informed us that additional information, an education program, and a proposed post-market study plan must be submitted before the FDA’s review of Digene’s PMAS application can be completed and the application regarded as approvable. We continue to work closely with the FDA to identify the additional information needed to support the use of Digene’s Hybrid Capture® 2 HPV DNA Test for this expanded indication.

In April we filed a Pre-Market Approval Supplement application with the U.S. Food and Drug Administration for approval to use TriPath Imaging, Inc.’s SurePath™ Test Pack as a specimen collection medium for Digene’s Hybrid Capture® 2 HPV DNA Test. We are excited for the potential added versatility approval of this submission may offer labs utilizing the TriPath system.

We are continuing our efforts to gain FDA approval for use of our chlamydia / gonorrhea test with Cytyc’s ThinPrep specimens and male urine samples. Clinical trials for the ThinPrep application are ongoing, and we would hope to submit data to the Agency during the September quarter.

PAUSE

I will now turn to guidance, which I re-emphasize must be considered in conjunction with Digene’s filings with the U.S. Securities and Exchange

Commission along with the Risk Factors and Forward Looking Statement disclosures included therein.

PAUSE

Looking forward, we would like to reiterate and affirm prior revenue guidance for fiscal 2002. We believe that we will achieve top line growth of approximately 50%. Domestic revenues are expected to be approximately 60% of total revenues for Fiscal 2002. In addition, over 70% of our Fiscal 2002 revenues are expected to come from HPV sales.

As operating expense guidance, we expect to spend approximately $18-20 million on sales and marketing in fiscal 2002, plus royalty and technology costs in the amount of 4 to 5% of kit revenues. We expect to spend approximately $22 million on the combination of R&D and G&A. At the same time we will continue to invest in our manufacturing operations.

PAUSE

As for the impact of these expenditures on the bottom line, FY 2002 is expected to show a loss of approximately 14-16 cents per share before the effects of the Abbott transaction announced last quarter. We still expect to reach operational break even in the fourth quarter of fiscal 2002.

Although we are thrilled at the progress we are making in the marketplace, pleased with the quality of published data concerning the clinical and cost impact of our technology on health care delivery, and enthusiastic about the future, it is not appropriate for us to comment on fiscal 2003 at this time given the Cytyc tender offer.

PAUSE

At this time I will hand the floor to Evan Jones, Digene’s Chairman and Chief Executive Officer. Evan?

Evan Jones:	Thank you, Chuck.

We had a solid quarter with revenue up 58% from the prior year to $14.2 million. We are continuing to gain momentum for our HC2 HPV Test kit. These results confirm our ability to capitalize on our business model as we work to improve the way cervical cancer screening is performed around the world.

In the next few minutes, I will review our marketing and product activities by region. First, let’s discuss our activities in the U.S.

This quarter we have been able to build our penetration of the U.S. borderline testing market to approximately 38%. In April, the U.S. Army adopted HPV testing in the management of women with ASCUS Pap test results, further increasing the domestic demand for the HC2 HPV Test. The U.S. Army is the first military service and the largest U.S. government employer to adopt HPV testing as a follow-up to borderline Pap test results.

We are very pleased with the progress we are making in the HPV testing market here in the US. The influential American Society of Colposcopy and Cervical Pathology published Consensus Guidelines in the April 24th issue of JAMA recommending HPV testing in the management of women with ASCUS Pap test results. The Consensus Guidelines represent the first evidence-based, national practice guidelines to direct doctors, nurses and other clinicians on the management of women with abnormal Pap test results. They were developed with input from 29 leading medical organizations, including the National Cancer Institute, the Centers for Disease Control and Prevention and the American Cancer Society, and we commend the ASCCP on the guidelines.

During the quarter we filed suit against Enzo Biochem in the United States District Court for the District of Delaware seeking a declaratory judgment that Enzo’s U.S. Patent No. 6,221,581 B1 is not infringed by any of Digene’s products and that the claims of the patent are invalid. While we would have liked to have avoided litigation, Enzo’s threats left us without an option other than filing suit to protect our shareholders’ interests. We believe that our products are free from any valid Enzo patent claims.

With the re-acquisition of complete marketing rights for our CT/GC products from Abbott announced last quarter, we believe that we will be able to accelerate commercialization of this product line. We are launching our chlamydia and gonorrhea tests in the U.S. along with our Rapid Capture System for high volume automated microplate processing, initially for CT/GC testing and eventually over the 2003 fiscal year for HPV testing.

We are very excited to have Dr. Linda Alexander join Digene as Vice President of Women’s Health. Linda has an extensive career in public health and women’s health. Her most recent position was President and CEO of ASHA, the American Social Health Association where she worked in close partnership with Digene and 3M to start the HPV & Cervical Cancer Resource Center. Linda is nationally known for her leadership in women’s health advocacy, and she will help heighten awareness of women’s health issues through her new position with us.

As we continue to gain traction in the U.S. ASCUS Pap market, we remain focused on the future applications of HPV testing through our potential new application, the DNA Pap™. We continue to work closely with the FDA to identify the additional information needed to bring this exciting new product candidate to market. On May 8, JAMA published the first cost-effectiveness model on the DNA Pap. We look forward to many more as the product enters the healthcare system.

Pause

Success in the U.S. fueled our growth during the quarter and we expect this positive trend to continue through fiscal 2003.

In Europe we are in a transition period where we are moving from Abbott and Roche as our distributors to a Digene direct business model. We began direct distribution of Digene’s HPV, chlamydia and gonorrhea products this month. Over the next 12-18 months we plan to expand and refine our European distribution efforts to allow direct shipments into our major target markets, and to continue to expand our marketing and sales efforts.

In South America, we have signed an agreement to sell the HC2 HPV Test to the Brazilian government as part of a program organized by the Brazilian Ministry of Health. Under the agreement 6 labs capable of Hybrid Capture testing will be set up in 6 different states throughout Brazil, in an effort to extend the benefits of HPV testing to a large geographic area. In the near future, all patients who visit governmental outpatient clinics and have had a borderline Pap test will be offered the Digene HC2 HPV Test.

We continue to be optimistic about the prospects for the company. Our HPV test has momentum in the ASCUS indication, and going forward we believe we will be able to significantly grow our cervical cancer screening business on a worldwide basis. Our technology has broad applicability, and we are seeing the development of a growing family of clinically important Digene products.

PAUSE

We are well on our way to complete a strong fiscal 2002, and we expect 2003 to be even better.

I would like to close by reiterating Digene management’s support for the proposed merger with Cytyc. Digene has worked closely with Cytyc through our co-promotion agreement, and the combination has been very successful. Over the course of this agreement, we have increased our HPV test sales in the U.S. by over 100%. We clearly work well together. Cytyc has a large U.S. sales force that has been successful in creating demand for the ThinPrep Pap Test. As this force channels their efforts into HPV, we believe they will be instrumental in HPV demand creation. In addition, following the proposed merger Digene would provide Cytyc with R&D capabilities in molecular diagnostics that would allow it to expand its testing capabilities, including testing for HPV and potentially Chlamydia and Gonorrhea. Overall, the proposed merger and integration of the two companies, offers great benefits to customers, to employees, to shareholders, and most importantly to women worldwide.

This ends our formal remarks. Before we start with questions, I would like to remind you that to the extent our comments this morning represent Forward Looking Statements, we refer you to the risk factors and other cautionary factors in our SEC filings, and remind you that we do not undertake any obligation to update the information provided to you.

We thank you for your time this morning. We would now like to begin the question and answer session.

Operator?

Q&A

Final wrap-up statement:

Chuck Fleischman:

Thank you for your attention. We had an excellent 2002 fiscal third quarter and we are positioned to grow Digene strongly into the future. If this is the last quarterly call for Digene as a stand-alone entity, we want to re-emphasize the contribution that the investing public has made as we have developed and commercialized our technology. We have identified the cause of cervical cancer. We have created a unique molecular technology to detect the cause of the cancer. We have been able to deliver the technology to health care providers in a cost-efficient manner. We have laid the foundation to fundamentally change preventative screening for the 2nd most common cancer in women world-wide. And we could not have done so without your participation and support.

We wish you all a good day.